MERRY LAND PROPERTIES, INC.
                                             MERRY LAND CAPITAL TRUST
                                                 624 Ellis Street
                                              Augusta, Georgia 30901
                                                   706/722-6756


                                                 October 11, 2000

VIA FAX AND EDGAR Securities and Exchange Commission 450 Fifth Street, N.W. Judiciary Plaza
Washington, D.C.  20549
Attention: Mr. David Leeb

                  Re:  Merry Land Properties, Inc.
                       Merry Land Capital Trust
                       Registration Statement on Form S-11
                       File No. 333-89469

Ladies and Gentlemen:

         This letter is submitted pursuant to Rule 477(a) under the Securities Act of 1933, as amended. Merry Land Properties, Inc. and Merry Land Capital Trust (the "Registrants") hereby apply for an order granting the immediate withdrawal of the Registrants' Registration Statement on Form S-11, together with all exhibits thereto, Commission File Number 333-89469 (collectively, the "Registration Statement"). The Registrants have elected not to proceed with the offering due to unfavorable market conditions and timing considerations. No offers or sales of the Registrants' securities were made pursuant to the Registration Statement.

         Please provide us with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Our facsimile number is (706) 722-0002.

     If you have any questions, please do not hesitate to contact Mark S. Burgreen of Hull, Towill, Norman, Barrett & Salley, P.C., at 706/722-4481, or the undersigned. Thank you.

                                                 Very truly yours,

                                                 MERRY LAND PROPERTIES, INC.


                                                 /s/ W. Tennent Houston
                                                     Chief Executive Officer


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